September 19, 2005



via U.S. Mail
George J. Zilich
Chief Financial Officer and General Counsel
BPI Industries Inc.
30775 Bainbridge Road, Suite 280
Solon, Ohio
44139


Re:	BPI Industries, Inc.
		Amendment No. 2 to the Registration Statement on
Form S-1
Filed September 6, 2005
File No. 333-125483

Dear Mr. Zilich:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1

General

1. Please update your financial statements, as required by Rule 3-
12
of Regulation S-X.

2. Please file updated consents from your independent accountants.

3. We note your response to prior comment 14. Please disclose the information required by Item 304 of Regulation S-K regarding changes in and disagreements with accountants on accounting and financial disclosure, as required by Item 11(i) of Form S-1.

Description of our Common Stock, page 52

4. We have considered your response number 13 but do not concur. Based upon the contents of Exhibit A, it would appear that there are material differences between the substantive provisions governing the
company under British Columbia law versus Delaware law that should be
addressed further in the filing.   For example, an investor may
deem
it relevant to an investment decision that as a shareholder of a British Columbia corporation, they could only change the charter of the corporation with a two-thirds majority vote versus the lesser
requirement under Delaware law of a majority vote.    Investors
should be provided with such material information relevant to them making an informed investment decision. We reiterate our prior
comment.   Please revise the disclosure accordingly.

Interim Consolidated Financial Statements (unaudited) as of and for the nine months ended April 30, 2005

Note 10 - Technical Services Agreement, page F-28

5. We note your response to comment 18 from our letter dated
August
29, 2005. Please tell us the specific accounting literature you applied in reaching your conclusions on the accounting for the stock appreciation rights issued under the technical services agreement with BHP Petroleum (Exploration) Inc. In your response, you may wish to explain your consideration of the guidance found within SFAS 133,
EITF 00-19, Footnote 4 and 5 to EITF 96-18 and/or SFAS 123.

6. Please tell us how you determine whether or not BHP is in default of the technical services agreement.

7. Please clarify whether or not BHP can enter into a Major
Transaction without the presence of a third party offer to try to acquire control of your company in order to make the stock appreciation rights exercisable.

8. Please clarify the nature of the services provided and extent to which BHP has provided services to you for each period that the agreement has been in place.


Notes to Interim Consolidated Financial Statements (unaudited) as of and for the nine months ended April 30, 2005, F-24

9. Please enhance your policy disclosures to describe the nature of
Income during the Evaluation Period to disclose that you will begin recording revenue once it has been determined that you have proved reserves.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	You may contact Ryan Milne at (202) 551-3688 or in her absence,
Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have comments on the financial statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at (202) 551-
3745 with any other questions.

							Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Derek Bork, Esq.
	Thompson Hine LLP
	(216) 566-5500 (fax)






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Mr. Zilich
BPI Industries Inc.
September 19, 2005
page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010